SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☒Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

 PART I

REGISTRANT INFORMATION

Full name of registrant	Hyperscale Data, Inc.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 190
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the fiscal year ended December 31, 2025 has imposed requirements that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the fiscal year ended December 31, 2025 will reflect changes as compared to the corresponding period for the fiscal year ended December 31, 2024.

The Registrant’s total revenue for the year ended December 31, 2025 was approximately $102 million, compared to approximately $107 million for the year ended December 31, 2024, representing a decrease of approximately $5 million, or 4%.

The decrease in total revenue was primarily driven by a decline in crypto asset mining revenues, partially offset by increases in certain operating segments and the inclusion of revenue from the reconsolidation of Gresham Worldwide, Inc. for a portion of the period.

Crypto asset mining revenue decreased by approximately $9 million, or 30%, to $21 million for the year ended December 31, 2025, compared to $31 million for the prior year. This decrease was primarily attributable to the impact of the April 2024 Bitcoin halving event, which reduced block rewards, and an increase in network difficulty, partially offset by higher average Bitcoin prices.

Revenue from the Registrant’s energy and infrastructure segment decreased by approximately $2 million, or 4%, to $45 million, reflecting reduced demand from oil and gas customers.

Revenue from hotel and real estate operations increased by approximately $1 million, or 5%, to $19 million, driven by improvements in occupancy and average daily rates.

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Revenue from TurnOnGreen increased by approximately $2 million, or 47%, to $7 million, primarily due to increased demand from defense and commercial customers.

Revenue attributable to Gresham was approximately $3 million for the year ended December 31, 2025, with no comparable revenue in the prior year, as Gresham was consolidated only for the period subsequent to its emergence from bankruptcy on November 28, 2025.

The Registrant’s net loss from continuing operations increased to approximately $66 million for the year ended December 31, 2025, compared to approximately $62 million for the year ended December 31, 2024.

The change in net loss is primarily attributable to:

•	An increase in general and administrative expenses of approximately $15 million, driven by higher compensation and operating costs;

•	An increase in selling and marketing expenses of approximately $4 million, primarily related to increased promotional activity;

•	The absence of certain non-recurring gains recognized in 2024, including an $18 million gain related to the conversion of an investment in equity securities; and

•	Partially offset by a reduction in impairment charges compared to the prior year and lower interest expense, which decreased by approximately $5 million due to lower debt balances.

Operating loss increased to approximately $62 million for the year ended December 31, 2025, compared to approximately $57 million for the prior year.

In addition, the Registrant’s results of operations for the year ended December 31, 2025 were impacted by various non-cash and certain non-recurring items, including:

•	An $8 million charge related to the change in fair value of crypto assets;

•	A $3 million gain related to the change in fair value of embedded derivative liabilities;

•	A$3 million loss on extinguishment of debt; and

•	A $12 million gain on deconsolidation of a subsidiary.

Because the Registrant has not yet finalized its financial statements for the year ended December 31, 2025, the foregoing amounts are preliminary and subject to change, and the Registrant is unable to provide more detailed or finalized quantitative information at this time.

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HYPERSCALE DATA, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 2026	/s/ Kenneth S. Cragun
By: Kenneth S. Cragun
Title: Chief Financial Officer

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